Exhibit 99.(a)(1)(B)

FORM OF COMMENCEMENT NOTICE

FORM OF COMMENCEMENT NOTICE

To:	[Eligible Optionee Name]
From:	TenderOffer@sonic.com
Subject:	Commencement of Offer to Purchase Options

Today, Sonic Solutions has formally commenced a stock option repurchase program, which we call the “Offer.”

Some of our employees hold stock options with exercise prices that may be lower than the closing price per share of our common stock on the Nasdaq Global Select Market (the “Fair Market Value”) on the applicable grant date, as determined for financial accounting purposes. Certain of these options (collectively, “409A Options”) may therefore be subject to adverse tax consequences under Section 409A (“Section 409A”) of the United States Internal Revenue Code of 1986, as amended (the “Code”) and applicable state tax laws. In addition, some of our employees, officers and directors hold options (some of which may be 409A Options) to purchase our common stock with an exercise price of $7.00 (the “Reference Price”) or higher, which is greater than the current market price of our common stock (collectively, “High-Price Options”). We refer to the 409A Options and the High Price Options collectively as the “Options.”

With respect to 409A Options, we are making this Offer in order to offer our employees a way to avoid potential adverse tax consequences that may apply to 409A Options. With respect to the High-Price Options, we are making this Offer because we believe that the High-Price Options are not achieving their intended incentive and compensatory purpose, as the exercise price is (and has been for an extended period of time) greater than the market price of our common stock. Options purchased pursuant to the Offer will enable the underlying shares to be available for future grants.

The complete terms and conditions of the Offer are set forth in the documents attached to this email. These documents were also filed with the Securities and Exchange Commission, and can be viewed at www.sec.gov. Additionally, you will soon be receiving an email containing an attached personalized Election Form which describes your outstanding option grants that are eligible for participation in the Offer. The accompanying documents describe the Offer in detail, including possible benefits and risks of this program. As the Offer is subject to the federal securities laws, the accompanying materials are quite detailed. Please take the time to review these documents and consider your decision carefully.

IMPORTANT: In order to accept the Offer, you must complete and submit an Election Form that sets forth your election for each of your Options by December 26, 2008 at 11:59 p.m., Eastern Standard Time (or a later date if we extend the Offer).

Participation in the tender offer is voluntary, but may enable you to (i) eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to certain stock option grants, and/or (ii) realize value in cash for certain outstanding employee stock options with exercise prices greater than the current market price of our common stock, while providing Sonic with additional shares for making future equity awards. We make no recommendation as to whether you should participate in the Offer and we strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the Offer.

If you believe you have not received the necessary documentation in connection with the tender offer, or if you do not soon receive your personalized Election Form, or if you have any questions about such documentation, please email your question to TenderOffer@sonic.com.